EXHIBIT 99.1

Quartz Commences Trading On The OTCQX Best Market Under The Symbol QZMRF

Listing provides enhanced liquidity for investors - Next stage of drilling at Maestro planned for 2026

VANCOUVER, BC / ACCESS Newswire / December 19, 2025 / Quartz Mountain Resources Ltd. (TSXV:QZM) ("Quartz" or the "Company") is pleased to announce that its common shares have been uplisted from the OTCQB® Venture Market ("OTCQB") to the OTCQX® Best Market in the United States. The Company's shares are now trading on the OTCQX under the symbol "QZMRF", providing investors with enhanced liquidity in the US public market, while Quartz will continue to maintain its primary listing on the TSX Venture Exchange under the symbol "QZM".

Bob Dickinson, Quartz's Chairman comments, "As Quartz continues to make strong progress, the transition to the OTCQX® Best Market significantly improves accessibility for U.S. investors at a time when our gold, silver and copper discoveries are gaining increasing attention. The value we are building at Maestro in particular is illustrated by our most recent drill results at the Prodigy zone. Three sequential phases of drilling have produced impressive gold and silver results. Trading on the OTCQX will enhance liquidity by providing current and future U.S.-based investors with a more transparent trading platform, while increasing the Company's visibility and access for U.S. investors. This represents a meaningful step forward as we broaden our reach in North America's largest capital market."

Quartz is committed to creating exceptional value for shareholders and the transition to the OTCQX provides additional opportunities for U.S. investors. The Company expects to support the OTCQX listing with an enhanced investor outreach program in 2026 in the U.S.

The Company recently reported assay results (News Release: November 3, 2025) from drill programs conducted on its Maestro property located 15 km north of Houston, British Columbia. Quartz is targeting exciting precious metal mineral systems that occur up to several kilometers outboard of the large Lone Pine molybdenum deposit, all within the extensive Maestro Property. The Company's phased drill programs are currently focused on delineation drilling of its Prodigy Au-Ag-Mo-Cu discovery. Quartz's sequential drill programs at Prodigy now total 8,346 meters across 13 holes. Quartz is funded to mobilize Phase 4 drilling in 2026 to continue further systematic delineation of Prodigy.

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Shareholders of existing U.S. listed Quartz Mountain shares that were previously traded on the OTCQB Venture Market will now trade on the OTCQX with no further action required by shareholders. U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for Quartz on www.otcmarkets.com.

The OTCQX Market is designed for established, investor-focused U.S. and international companies. To qualify for OTCQX, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws. Graduating to the OTCQX Market from the OTCQB Market marks an important milestone for companies, enabling them to demonstrate their qualifications and build visibility among U.S. investors.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM)(OTCQX:QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia. The Company owns 100% of the Maestro high grade gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar -- all of which are porphyry-copper ± gold deposits with current-producing or former-producing mines. Recently, Amarc Resources, an HDI associate, with funding from Freeport, announced the exciting discovery of the high grade AuRORA gold-copper-porphyry deposit also in British Columbia. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

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Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

Email: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Cautionary Statement Regarding Forward-Looking Information.

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Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings at www.sedarplus.ca and its filings with the United States Securities and Exchange Commission at www.sec.gov

SOURCE: Quartz Mountain Resources Ltd.

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